EARLYBIRDCAPITAL, INC.
275 Madison Avenue
New York, New York 10016

December 16, 2013

VIA EDGAR AND TELECOPY – (202) 772-9206

Mr. H. Roger Schwall
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Cambridge Capital Acquisition Corporation (the "Company") Registration Statement on Form S-1 originally filed October 23, 2013 (File No. 333-191868) ( the "Registration Statement")

Dear Mr. Schwall:

In connection with the Registration Statement on Form S-1 of Cambridge Capital Acquisition Corporation, the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 5:00 P.M., Tuesday, December 17, 2013 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours, EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine Title: Managing Director